BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

September 16, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026, 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Buck Lake Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b), *Securities Act* of 1934
File No. 82-1669

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since June 27, 2003:

A. Copy of the Issuer's Annual Report on Form 16 as of February 2, 2003.

B. Copy of Notice of Change of Directors dated May 2, 2003.

C. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended June 30, 2003 with relevant Quarterly report on BC Form 51-901F.

D. Copy of news release issued during the relevant period.

E. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

dlw 9/26

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-1669

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

03 SEP 26 AM 7:21

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

DO NOT MAIL THIS FORM

This form must be filed on the Internet. See reverse for details.

Filing Fee: $35
A BC Online service fee of $1.61 applies.

BUCK LAKE VENTURES LTD.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

C ACCESS CODE
23493809

D CERTIFICATE OF INCORPORATION NUMBER
225795

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1981 FEBRUARY 02

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2003 FEBRUARY 02

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BROOKS,	DOUGLAS B.	4403 RANGER AVE NORTH VANCOUVER BC	V7R3L1
DICAIRE,	DAVID B.	2512 MICA PL COQUITLAM BC	V3E3K7
DRINOVZ,	LEETA M.	407 2173 ~~W 7TH AVE~~ W 6th AVE VANCOUVER BC	V6K1V5
ROLAND,	RAYMOND W.	305 1132 HARO ST VANCOUVER BC	V6Z2M3
SHAW,	KIRK	103 1675 HORNBY STREET VANCOUVER BC	V6Z2M3
~~BRICKNER~~	~~RENEE~~	~~40167 BILLS PLACE~~ ~~SQUAMISH BC~~	~~V0N 3G0~~

Note: Please sign and date on last page

FIN 757/B Rev. 2002 / 11 / 26 (Prescribed)

Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30
(Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER
225795

BUCK LAKE VENTURES LTD.

Please check this form for any errors or ommissions.

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
DRINOVZ, ASST. SECRETARY	LEETA M.	407 2173 ~~W 7TH AVE~~ W 6th AVE VANCOUVER BC	V6K1V5
PAUWELS, VICE PRESIDENT , EXPLORATION	ANDRE M.L.	4900 MARIPOSA COURT RICHMOND BC	V7C2J9
RIZZUTI, SECRETARY	JOHN	4019 HOLLYRIDGE PLACE VICTORIA BC	V8N5N8
ROLAND, PRESIDENT, CEO, CFO	RAYMOND W.	305 1132 HARO ST VANCOUVER BC	V6Z2M3

K CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor
X [signature]

DATE SIGNED
YYYY MM DD
2003 08 19

FIN 757/D Rev. 2002 / 11 / 26 (Prescribed)

82-1669

NOTICE OF DIRECTORS
Form 8
(Section 113 Company Act)

INSTRUCTIONS:

1. Please type or print in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box E, the residential address of a director must be a complete physical address. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occur on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

225795

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

03 SEP 26 AM 7:21

A FULL NAME OF COMPANY

BUCK LAKE VENTURES LTD.

C DATE OF CHANGE (YYYY/MM/DD)

2003/02/05

D Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
Brickner	Renee.

E Full names and addresses of all the directors of the company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
Brickner	Renee	40167 Bills Place, Squamish, B.C. V0N 3G0
Brooks	Douglas B.	4403 Ranger Ave., North Vancouver, BC V7R 3L1
Dicaire	David B.	2512 Mica Place, Coquitlam, BC V3E 3K7
Drinovz	Leeta M.	407 - 2173 West 7th Ave., Vancouver, BC V6K 1V5
Roland	Raymond W.	305 - 1132 Haro St., Vancouver, BC V6E 1C9
Shaw	Kirk	103 – 1675 Hornby Street, Vancouver, BC V6Z 2M3

F **CERTIFIED CORRECT** - I have read this form and found it to be correct

Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED
YYYY MM DD
2003 05 02

82- 1669

British Columbia
Securities Commission

03 SEP 26 AM 7:21

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BUCK LAKE VENTURES LTD.	June 30, 2003	2003/08/27

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 682-7159

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 682-7159

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
admin@bucklakeventures.com	www.bucklakeventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2003/08/27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Leeta Drinovz"	Leeta Drinovz	2003/08/27

BUCK LAKE VENTURES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003 and 2002

(Unaudited - Prepared by Management)

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
June 30, 2003 and December 31, 2002
(Unaudited – Prepared by Management)

ASSETS

	(Unaudited) June 30, 2003	(Audited) December 31,2002
Current		
Cash	$ 295	$ 525
Accounts receivable	7,670	14,870
Marketable securities	8,000	8,000
Prepaid expense	18,912	14,495
	34,877	37,890
Capital Assets – Note 3	22,204	24,573
Resource property costs – Schedule B: Note 1	905,264	869,264
	$ 962,345	$ 931,727

LIABILITIES

Current		
Accounts payable – Note 4	$ 575,576	$ 520,949
Due to related parties	294,172	203,429
Advances payable	17,088	6,524
Loans payable	198,996	198,996
	1,085,832	929,898

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital – Note 2	5,532,673	5,532,673
Deficit	(5,656,160)	(5,530,844)
	(123,487)	1,829
	$ 962,345	$ 931,727

APPROVED BY DIRECTORS:

"Raymond Roland" Director *"Leeta Drinovz"* Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited - Prepared by Management)

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	2003	2002
Administrative Expenses				
Amortization	$ 1,005	$ 1,788	$ 2,369	$ 3,542
Consulting	9,000	9,000	18,000	18,000
Interest – Note 3	19,250	3,483	34,702	13,105
Filing fees	3,750	2,789	4,400	6,109
Professional fees	11,359	46,873	13,359	49,373
Office and miscellaneous	6,771	5,735	7,566	16,137
Management fees – Note 3	7,500	7,500	15,000	15,000
Rent	10,500	10,500	21,000	21,000
Shareholder communication fees	-	2,000	-	2,000
Transfer agent	1,024	2,243	2,515	3,551
Travel & promotion	355	2,893	6,464	29,405
Net loss before other items	(70,514)	(94,804)	(125,375)	(177,222)
Other				
Interest and miscellaneous income	59	-	59	7
Net loss for the period	(70,455)	(94,804)	(125,316)	(177,215)
Deficit, beginning of the period	(5,585,705)	(5,208,503)	(5,530,844)	(5,126,092)
Deficit, end of the period	$ (5,656,160)	$ (5,303,307)	$ (5,656,160)	$ (5,303,307)
Loss per share	$ 0.01	$ 0.01	$ 0.02	$ 0.02

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Operating Activities				
Net loss for the period	$ (70,455)	$ (94,804)	$ (125,316)	$ (177,215)
Add (deduct) items not affecting cash:				
Amortization	1,005	1,788	2,369	3,542
	(69,450)	(93,016)	(122,947)	(173,673)
Changes in non-cash working capital balances related to operations:				
Accounts receivable and advances	10,316	3,151	7,200	8,470
Prepaid expense	(2,466)	-	(4,417)	-
Accounts payable	27,760	102,482	54,627	120,423
Due to related parties	59,352	-	90,743	-
	25,512	12,617	25,206	(44,780)
Investing Activities				
Acquisition of capital assets	-	-	-	(464)
Acquisition of resource properties	(35,000)	-	(35,000)	-
Deferred exploration costs	(1,000)	(21,864)	(1,000)	(90,012)
	(36,000)	(21,864)	(36,000)	(90,476)
Financing Activities				
Common shares issued	-	7,500	-	200,245
Share subscription	-	-	-	(65,000)
Advances payable	10,564	-	10,564	112
	10,564	7,500	10,564	135,357
Increase (Decrease) in cash during the period	76	(1,747)	(230)	101
Cash, beginning of the period	219	10,561	525	8,713
Cash, end of the period	$ 295	$ 8,814	$ 295	$ 8,814
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2003, and 2002
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim three month financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2002 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2002 financial statements.

Note 2 Share Capital

(a) Authorized:
100,000,000 common shares without par value.

(b) Issued:

	# of shares	$
Balance, December 31, 2000	9,195,196	4,353,663
Pursuant to the property payment	16,666	6,500
Pursuant to the property termination agreement	750,000	248,626
Pursuant to the exercise of stock options at $0.15	10,000	1,500
Pursuant to the exercise of stock options at $0.21	215,000	45,150
Pursuant to the private placement at $0.25	1,400,000	350,000
Pursuant to the private placement at $0.35	857,142	299,999
Pursuant to the property payment	60,000	15,000
Less: finders fees	-	(18,000)
Balance December 31, 2001	12,504,004	5,302,438
Pursuant to the private placement at $0.35	485,714	170,000
Pursuant to the exercise of stock options at $0.15	50,000	7,500
Pursuant to the exercise of stock options at $0.21	56,833	11,935
Pursuant to the exercise of stock options at $0.36	30,000	10,800
Pursuant to resource property acquisition at $0.40	75,000	30,000
Balance December 31, 2002 and June 30, 2003	13,201,551	5,532,673

SEE ACCOMPANYING NOTES

Note 2 Share Capital – cont'd

At March 31,2002, the company's transfer agent held 250,000 common shares in escrow. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled. As of June 30, 2003 these shares were not released and are subject to cancellation.

(c) Commitments:

Share Purchase Warrants

At June 30, 2003, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
800,000	$0.33	August 8, 2003
857,142	$0.50	August 8, 2003
485,714	$0.50	February 4, 2004
2,142,856		

Subsequent to March 31, 2003, 600,000 share purchase warrants exercisable at $0.33 per share expired.

Share Purchase Options

The company has granted share purchase options to directors and employees of the company to purchase common shares of the company. These options are granted with an exercise price equal to the market price of the company's stock at the date of the grant. The summary of the status of the stock option plan as of March 31, 2003 and 2002 and changes for the periods ending on those dates is as follows:

	June 30, 2003		June 30, 2002	
	#	Weighted Average Price	#	Weighted Average Price
Options exercisable and outstanding, beginning of the period	660,595	$ 0.36	1,314,400	$ 0.27
Exercised	-		(56,833)	$ 0.21
Exercised	-		(30,000)	$ 0.36
Expired	(81,714)	$ 0.21	(566,972)	$ 0.17
Options exercisable and outstanding, end of the period	578,881	$ 0.38	660,595	$ 0.35

Note 2 Share Purchase Options – (cont'd)

At June 30, 2003 there were 578,881 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
289,500	$0.40	July 6, 2003
289,381	$0.36	October 17, 2003
578,881		

Note 3 Capital Assets

	2003 Cost	2003 Accumulated Amortization	2003 Net	2002 Net
Computer equipment	$ 8,934	$ 4,317	$ 4,617	$ 6,513
Furniture and fixtures	16,585	5,838	10,747	13,433
Office equipment	10,000	3,160	6,840	8,100
	$ 35,519	$ 13,315	$ 22,204	$ 28,046

Note 4 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Interest	$ 5,270	$ 3,417	$ 9,774	$ 9,886
Management fees	7,500	7,500	15,000	15,000
Consulting	9,000	9,000	18,000	18,000
	$ 21,770	$ 19,917	$ 42,774	$ 42,886

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At June 30, 2003, marketable securities include $6,000 (2002: $8,000) in shares of companies with common directors.

Note 4 Related Party Transactions – (cont'd)

At June 30, 2003, amounts due to related parties include $294,172 (2002: $117,091) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Loans payable at June 30, 2003 includes $23,900 due to a director of the Company.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia
1-800-373-6393.

INCORPORATED AS PART OF:

___ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BUCK LAKE VENTURES LTD.	June 30, 2003	2003/08/27

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 682-7159

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 682-7159

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
admin@bucklakeventures.com	www.bucklakeventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2003/08/27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Leeta Drinovz"	Leeta Drinovz	2003/08/27

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
June 30, 2003

Schedule A: Financial Statements

– See interim consolidated financial statements attached

Schedule B: Supplementary Information

1. (a) *General and Administrative expenses*
For the current fiscal year-to-date:

- See interim consolidated financial statements attached

(b) Deferred exploration costs:

Buck Lake Claims	Balance December 31, 2001	(Reductions) Additions	Balance December 31, 2002	(Reductions) Additions	Balance June 30, 2003
Acquisition Costs					
Cash	$ 65,000	$ -	$ 65,000	$ 35,000	$ 100,000
Shares	9,000	-	9,000	-	9,000
Consulting – cash	100,000	-	100,000	-	100,000
Option payments					
– cash	(17,500)	-	(17,500)	-	(17,500)
– shares	(5,500)	-	(5,500)	-	(5,500)
	151,000	-	151,000	-	186,000
Deferred Exploration Costs					
Assays	18,174	1,402	19,576	-	19,576
Equipment rental	54,659	-	54,659	-	54,659
Field costs	405,262	-	405,262	-	405,262
Geological consulting	8,066	28,942	37,008	1,000	38,008
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	48,625	-	48,625	-	48,625
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	589,650	30,344	619,994	-	620,994
	740,650	30,344	770,994	-	806,994
Bo Lake and BL Claims					
Acquisition Costs					
Cash	17,525	-	17,525	-	17,525
Shares	27,000	30,000	57,000	-	57,000
Option payment – shares	(40,000)	-	(40,000)	-	(40,000)
	4,525	30,000	34,525	-	34,525
Deferred Exploration Costs					
Assays	769	-	769	-	769
Field costs	16,831	-	16,831	-	16,831
Geological consulting	-	3,600	3,600	-	3,600
Reporting	5,075	-	5,075	-	5,075
	22,675	3,600	26,275	-	26,275
	27,200	33,600	60,800	-	60,800

Schedule B: Supplementary Information - Page 2

1. *Analysis of expenses and deferred costs - (continued)*

Deferred exploration costs:

East Dog River Claims	Balance December 31, 2001	(Reductions) Additions	Balance December 31, 2002	(Reductions) Additions	Balance June 30, 2003
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Geological consulting	-	3,961	3,961	-	3,961
	12,500	3,961	16,461	-	16,461
Mirage Lake Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Geological consulting	-	8,509	8,509	-	8,509
	12,500	8,509	21,009	-	21,009
Tib Lake Claims					
Deferred exploration costs					
Geological	-	9,507	9,507	-	9,507
	-	9,507	9,507	-	9,507
Write-off of exploration costs	-	(9,507)	(9,507)	-	(9,507)
	-	-	-	-	-
Wakinoo Lake Claims					
Deferred exploration costs					
Assays	-	5,991	5,991	-	5,991
Consulting	-	5,437	5,437	-	5,437
Drilling	-	32,765	32,765	-	32,765
Geological consulting	-	21,261	21,261	-	21,261
	-	65,454	65,454	-	65,454
Write-off of exploration costs	-	(65,454)	(65,454)	-	(65,454)
	-	-	-	-	-
	$ 792,850	$ 76,414	$ 869,264	$ -	$ 905,264

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
June 30, 2003

Schedule B: Supplementary Information - Page 3

2. *Related party transactions*

Aggregate amount of expenditures made to parties not at arm's-length: $ 42,774

3. *Summary of securities issued and options granted during the quarter*

(a) Common shares issued during the quarter: Nil

(b) Options granted during the quarter: Nil

4. *Summary of securities as at June 30, 2003 :*

a) Authorized share capital - 100,000,000 common shares without par value.

b) A total of 13,201,551 shares have been issued for a total of $5,532,673

c) Options, warrants and convertible securities outstanding as at June 30, 2003:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	289,500	$0.40	July 6, 2003
Options	289,381	$0.36	October 17, 2003
Warrants	800,000	$0.33	August 8, 2003
Warrants	857,142	$0.50	August 8, 2003
Warrants	485,714	$0.50	February 4, 2004

d) As at June 30, 2003, 250,000 common shares were held in escrow by the company's transfer agent. These shares were not released and are subject to cancellation.

5. *List of directors and officers as of June 30, 2003:*

R. Roland	Director/President
L. Drinovz	Director/ Assistant Corporate Secretary
D. Brooks	Director
K.Shaw	Director
D. Dicaire	Director
J.Rizzuti	Corporate Secretary
A Pauwels	Vice President, Exploration
R. Brickner	Director

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
June 30, 2003

SCHEDULE "C" MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS

Buck Lake Ventures Ltd. ("the Issuer") incurred a net loss of $125,316 ($0.02 per share) for the six months ended June 30, 2003, compared to a net loss of $177,222 ($0.02 per share) for the six months ended June 30, 2002. The decrease in loss resulted from a decrease in general and administrative expenses.

RESOURCE PROPERTIES

The Issuer is actively acquiring interests in and exploring resources exploration properties. In particular for the past several years the Issuer has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

The Issuer is actively reviewing several gold and silver properties for acquisition and subsequent exploration in Canada and South America.

Buck Lake Project Claims – Ontario

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Issuer considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circularstructure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure. In 2002 the Issuer's exploration for PGE mineralization has focused on what it considers to be its best prospect Buck Lake, and other exploration at the Tib Lake and Wakinoo.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 128 claim units.

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of northwestern Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a significant zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area indicates the Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Preliminary indications are that these two significant PGE discoveries may be part of one lage PGE structure of continuous PGE mineralization.

The Issuer optioned the initial claims from two prospectors. The terms of the property agreement include the Issuer paying to the prospectors $250,000 over five years, issuing to the prospectors 66,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which the Issuer may purchase for $500,000. The Issuer has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

A third party holds a one-time option to acquire a 10% participating interest in the Buck Lake Property to be exercised within 60 days of the Issuer announcing a program to undertake a formal feasibility study on the Buck Lake Property. The option to acquire the 10% participating interest can be exercised by making a payment to the Issuer in the amount of 20% of all expenditures of any kind made or incurred in connection with the Buck Lake Property.

The Issuer is planning a drill program to test identified drill targets on the Buck Lake Intrusion in the summer of 2003.

Bo Lake Platinum/Palladium Claims – Ontario

After reviewing a number of properties in the Lac des Iles area, on April 26, 2000, the Issuer acquired an interest in the Bo Lake Property, another potential PGE property that is believed to be located on the northwestern side of the circular geologic structure in the area. This property is located approximately 20 km northwest of the Lac des Iles Palladium Mine and 10 km north of the Buck Lake Project.

The Bo Lake Property consists of 109 claim units totalling 17.44 square kilometres.

Work on the Bo Lake Property has included reconnaissance mapping/sampling and trenching/sampling in an attempt to locate potential PGE bearing mafic to ultra-mafic intrusive units.

Most of the work was carried out during the summer of 2001. Prospecting during 2001 identified a possible pyroxenite unit that was later uncovered using an excavator. Following trenching it was discovered that the intrusive unit contained compositional variations of which a small portion appeared as ultramafic. Selective sampling during 2001 and 2002 of the trenches and other areas were unsuccessful in identifying notable PGE mineralization.

Effective October 26, 2000 the Issuer entered into a joint venture agreement with Pacific Topaz Resources Ltd. Pacific Topaz was granted an option to acquire up to a 50% interest in the Bo Lake Property for the joint venture of this property. To acquire a 50% interest in the Bo Lake Property, Pacific Topaz must issue 100,000 shares and commit to $500,000 in exploration over 3 years and pay all future property payments to the Issuer. The original optionor of the Bo Lake Property retained a 3.0 % NSR, one quarter (0.75%) of which can be purchased by Pacific Topaz at anytime for $750,000.

On April 8, 2003 Pacific Topaz announced its decision to terminate the Bo Lake Joint Venture Agreement and on August 8th provided notice of termination of the option agreement to purchase the property to the property owner.

East Dog River Property – Ontario

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Issuer's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km.

Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Issuer intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

To earn 100% of the property, subject to a 2.0% NSR, the Issuer was required to issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the TSX Venture Exchange. These payments and share issuances have occurred. The East Dog River Property consists of 19 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

Mirage Lake Property– Ontario

Also in November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 18 claim units and is 2.88 square km in size or approximately 288 hectares.

To earn 100% of the property, subject to a 2.0% NSR, the Issuer was required to issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the TSX Venture Exchange. These payments and share issuances have occurred. The East Dog River Property consists of 18 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

Tib Lake Property and Wakinoo Property Areas – Ontario

In January, 2002 the Issuer announced it had entered into option agreements for the acquisition of up to a 100% interest in both the Tib Lake and Wakinoo Lake Platinum/Palladium properties. After reviewing exploration results and determining that further exploration expenditures on these properties were unwarranted, in January 2003 the Issuer announced its decision to drop the Tib Lake Property and on April 30, 2003 the Issuer announced its decision to terminate its option to acquire an interest in the Wakinoo Lake Project as a result of exploration results.

Gwyn Gold Property –Ontario

On June 16, 2003 the Issuer announced it had entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in Northwestern Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore– Gearaldton Gold Belt is well known for its extensive mining history including the production of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending subparallel bands of EM conductors lie coincident with two strong east-northeast trending subparallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold

exploration for centuries. The Gwyn Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Buck Lake Ventures must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000. The agreement was accepted for filing by the TSX Venture Exchange.

FINANCING

During six months ended June 30, 2003 the Issuer agreed to a non- brokered private placement of up to $600,000, consisting of flow through and non-flow through units. Each unit will consist of one common share and one share purchase warrant entitling the holder to purchase one additional common share of Buck Lake at $0.25 for two years. Units issued on a flow through basis will be issued at a price of $0.22 per unit and units issued on a non-flow through basis will be issued at a price of $0.18 per unit. A finder's fee may be payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to acceptance for filing by the TSX Venture Exchange.

The Issuer will use the proceeds of the private placement for exploration and general corporate purposes. Exploration is expected to include a Phase I drill program on the Buck Lake PGE Property and a Phase I work program on Buck Lake's newly acquired Gwyn Gold Property.

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2003, the Issuer incurred $42,774 in related party transactions. Of this amount $18,000 was for consulting fees, $15,000 for management fees and the remainder for interest.

MANAGEMENT

The Issuer's Board of Directors currently consists of R. Roland, D. Brooks, L. Drinovz, K. Shaw, D. Dicaire and Renee Brickner. Mr. R. Roland is the President and Chief Executive Officer of the Company.

INVESTOR RELATIONS ACTIVITIES

To June 30, 2003 the Issuer conducted investor relation activities through its directors.

LIQUIDITY AND CONTINUING OPERATIONS

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Issuer's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Issuer to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition.

If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations

OUTLOOK

The Issuer is seeking funding for the drilling of several exploration targets on the Buck Lake Property. The Issuer is seeking to acquire interest in gold and other precious metals properties.

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

03 SEP 26 AM 7:21

Trading Symbol: BUC
August 28, 2003

12g3-2(b): 82-1669
Standard & Poor's Listed

NEWS RELEASE

Buck Lake Ventures Ltd. announces today the results from unaudited interim financial statements for the six-month period ended June 30, 2003. Buck Lake Ventures Ltd. incurred a net loss of $125,316 ($0.02 per share) for the period ended June 30, 2003, as compared to a loss of $177,222 ($0.02 per share) for the period ended June 30, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in administrative expenditures and professional fees.

BUCK LAKE VENTURES LTD.

Per: ***"Raymond Roland"***
Raymond Roland, Director

82-1669

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 8, 2002

Item 3. **Press Release**

Press Release dated October 8, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the continuing exploration at its Wakinoo PGE Property.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce continuing exploration at its Wakinoo PGE Property. The Wakinoo Property, which comprises 95 claim units, is located north of Thunder Bay in Ontario and 25 km southwest of the Lac Des Iles Palladium Mine.

The Wakinoo Intrusion is part of the 'Ring of Fire' – a 30 km circular feature of mafic to ultramafic intrusions in the Lac des Iles PGE area of Ontario. This important geologic structure hosts the Lac des Iles Palladium mine operated by North American Palladium Ltd.

The Ring of Fire also hosts the recent high-grade palladium/nickel discovery at BUC's Buck Lake property.

Prior to the Issuer's optioning of the Wakinoo Property from North American Palladium earlier this year, PDL's exploration indicated the presence of platinum group metals in locally varied-textured gabbroic rocks. The Issuer has completed two (2) diamond drill holes totalling 413 m. The two holes tested the

continuation of significant PGM mineralization intercepted by PDL (42.97 metres grading 0.72 g/t Pt+Pd). The drill program intersected vari-textured gabbro with long sections of disseminated chalcopyrite and pyrrhotite. Maximum sulphide contents observed were 3% by volume. Significant mineralization was intersected in hole #1 from 70.92m to 79.5m: 0.46 g/t palladium over a core length of 8.56 meters.

The Issuer has now completed a systematic mapping/sampling program on the Demars Lake Intrusive body located within the north portion of the Wakinoo Property, 4.5 km north of the 2002 drilling. Previous work returned values up to 2.49 g/t combined platinum/palladium over 1.6 m on surface with individual grab samples up to 3.70 g/t combined platinum/palladium.

Samples were sent to ALS Chemex Laboratories in North Vancouver and results will be reported when received by the Issuer.

Under the terms of the agreement the Issuer can earn a 100% interest in the Wakinoo Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $700,000 in exploration expenditures over 5 years. PDL has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If PDL exercises the back in right, a joint venture will be formed with the Issuer being the initial operator.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Raymond Roland, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 8th day of October, 2002.

Leeta Drinovz, Director

82-1669

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

03 SEP 25 AM 7:21

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 7, 2003

Item 3. **Press Release**

Press Release dated January 7, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer reports that it has relinquished the Tib Lake Option.

Item 5. **Full Description of Material Change**

The Issuer reports that, after reviewing the results of a sampling and prospecting program completed last summer, has relinquished the Tib Lake Option. It initiated an option agreement on the property with a subsidiary of North American Palladium Ltd., in January 2002. It retains its' option on the Wakinoo Project (see News Release Oct 7, 2002), also held under an option agreement with North American Palladium Ltd.

The Issuer now has three properties on the "Ring of Fire"; Buck Lake, Wakinoo and East Dog River. The "Ring of Fire" is a 30 km diameter circular feature of mafic to ultramafic intrusions located near Thunder Bay in Ontario. This geological feature hosts the Lac des Iles Palladium mine operated by North American Palladium Ltd.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 7th day of January, 2003.

Leeta Drinovz, Director

82-1669

03 SEP 26 AM 7:21

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

August 28, 2003

Item 3. **Press Release**

Press Release dated August 28, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the results from its unaudited interim financial statements for the six-month period ended June 30, 2003 and financial results for the same period.

Item 5. **Full Description of Material Change**

The Issuer announces today the results from unaudited interim financial statements for the six-month period ended June 30, 2003. The Issuer incurred a net loss of $125,316 ($0.02 per share) for the period ended June 30, 2003, as compared to a loss of $177,222 ($0.02 per share) for the period ended June 30, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in administrative expenditures and professional fees.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 29h day of August, 2003.

"Raymond Roland"
Raymond Roland, Director